Prospectus Supplement dated April 6, 2005	Registration Statement No. 33-73038
(To Prospectus dated November 29, 2001)	Rule 424(b)(3)

9,932,000 Shares

Taubman Centers, Inc.

Common Stock

This Prospectus Supplement relates to the potential offer and sale, from time to time, by the Selling Shareholders, of up to 9,932,000 shares of the Company’s common stock, if and to the extent that such Selling Shareholders redeem their units of partnership interest in The Taubman Realty Group Limited Partnership (“TRG”) for shares of the Company’s common stock. This Prospectus Supplement updates certain information included in our Prospectus dated November 29, 2001, and should be read together with the Prospectus, which is to be delivered with this Prospectus Supplement. The section entitled “Selling Shareholders” is hereby revised as follows:

SELLING SHAREHOLDERS

The Company has made a continuing offer (the “Continuing Offer”) to certain partners in TRG to exchange their units of partnership interest in TRG (the “Units”) for shares of the Company’s common stock. All of the shares of common stock being offered under this prospectus are being sold by the Selling Shareholders named below. Although, as of this date, none of the Selling Shareholders has indicated a present intent to exchange their Units for shares of the Company’s common stock pursuant to the Continuing Offer, the Company is required to register the shares that would be received as a result of any exchange for resale under the Securities Act.

The registration of these shares does not necessarily mean that the Company will issue any shares of common stock or that the Selling Shareholders will exchange their Units for common stock or subsequently offer or sell any of their shares.

The following table sets forth, to our knowledge, certain information regarding the Selling Shareholders’ ownership of our common stock as of April 6, 2005. Except as set forth in the notes thereto, the numbers shown in the table assume that each Selling Shareholder owns only those shares which the Selling Stockholder has the right to acquire under the Continuing Offer.

Name of Selling Shareholder	Number of Shares That May Be Offered Hereby (1)
Joe E. Burkhardt and Juanita Burkhardt, as Trustees of the Burkhardt Family Trust	39,123
Gloria Dobbs	147,828
Leonard Dobbs	147,828
The Max M. Fisher Revocable Trust	956,854
Craig Gordon	18,448
Scott Gordon	18,448
Sheldon M. Gordon	132,826

Gayle T. Kalisman	5,925
James R. Keegan	3,690
Richard P. Kughn	1,426,252 (2)
The Kughn Real Properties Company	138,861
Robert C. Larson, Trustee of the Robert C. Larson Revocable Trust	142,233
Marvin G. Leech	51,718
Leech Investments LLC	139,648
Jay E. Liebig	3,690
Courtney Lord	367,153 (3)
Roslyn R. Lyon, as Trustee of The R.R. Lyon Living Trust	7,380
Roslyn R. Lyon and Duffy Lyon Hurwin, as Trustees of the Residuary Trust – Leonard Z. Lyon	7,380
Edward F. Meltzer, Jr.	3,690
Auri Neal Naggar	33,404
Avner Naggar and Gloria Frank Naggar, as Trustees of the Avner & Gloria Frank Naggar Living Trust	51,963
David Naggar	33,404
Ron Naggar	33,404
Tamara Naggar	33,404
Michaela Naggar Bourne	33,404
Marilyn L. Neustadt	14,759
Norfolk Place Limited Partnership	190,909
Margaret Putnam	7,464
Putnam Associates LLC	20,154
R&W-TRG, LLC	174,831 (4)
Alan Simon, as Trustee of the Deborah Lyon Simon Revocable Trust	66,413
Robert S. Taubman, Chairman of the Board, President and Chief Executive Officer	5,925 (5)
William S. Taubman, Executive Vice President	5,925 (6)
TG Partners	3,888,500 (7)
Sidney R. Unobskey, as Trustee of The Sidney and Nancy Unobskey Family Trust	417,321
Yarboro Investments LLC	1,161,841
Total	9,932,000

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1.

The number of shares shown includes Units which are held by the Selling Stockholders and shares of common stock which have been issued to the Selling Stockholders in exchange for Units tendered under the Continuing Offer.

2.

Pursuant to a Merrill Lynch Loan and Collateral Account Agreement and/or Loan Management Account Agreement by and among Richard P. Kughn (the “Pledgor”), Merrill Lynch Bank USA and/or Merrill Lynch Private Finance Inc. (individually and collectively, the “Lender”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (individually and collectively, the “Loan Agreement”), 772,399 Units and underlying shares of Common Stock that are subject to this Prospectus have been pledged by the Pledgor to the Lender as security for a loan or other extension of credit to the Pledgor. Upon a default under the Loan Agreement, any of Merrill Lynch Private Finance Inc., Merrill Lynch Bank USA, their parent, Merrill Lynch & Co. Inc. or any subsidiary thereof, may be a selling holder hereunder and upon the exchange of such Units, may sell the applicable shares of Common Stock offered by this Prospectus.

3.	Mr. Courtney Lord beneficially owns an additional 2,034 shares of common stock (or less than 1.0% of the outstanding shares of common stock.

4.

R&W-TRG, LLC owns an additional 1,463,665 shares of common stock (or 2.9% of the common stock), including shares which are issuable in exchange for Units it holds, which are not covered by this Prospectus. R&W-TRG, LLC is owned by Mr. Robert S. Taubman and Mr. William S. Taubman.

5.

Mr. Robert S. Taubman beneficially owns an additional 886,262 shares of common stock (or 1.7% of the outstanding shares of common stock), including shares which are issuable in exchange of Units under the Continuing Offer but excluding shares and Units held by R&W-TRG, LLC, which are not covered by this Prospectus.

6.

Mr. William S. Taubman beneficially owns an additional 24,700 shares of common stock (or less than 1.0% of the outstanding shares of common stock), excluding shares and Units held by R&W-TRG, LLC, which are not covered by this Prospectus.

7.

TG Partners owns an additional 716,861 shares of common stock (or 1.4% of the common stock), all of which are issuable in exchange for Units it holds, which are not covered by this Prospectus. Pursuant to a Term Loan Agreement and Security Agreements by and among TG Partners Limited Partnership (the “Pledgor”) and Comerica Bank, as agent ("Comerica") for itself, Eurohypo AG, New York Branch ("Eurohypo") and the other Lenders from time to time under such Term Loan Agreement (individually and collectively, the “Lender”) (collectively, the “Loan Documents”), the Units and underlying shares of Common Stock that are subject to this Prospectus have been pledged by the Pledgor to the Lender as security for a loan or other extension of credit to the Pledgor. Upon a default under the Loan Agreement, any of Comerica, Eurohypo, or any other Lender, or any successor or assign thereof, may be a selling holder hereunder and upon the exchange of such Units, may sell the applicable shares of Common Stock offered by this Prospectus.

Pursuant to the TRG partnership agreement, the partners may transfer their Units under certain circumstances or TRG may issue additional Units to new investors. The Company may amend the Continuing Offer to include those transferees and new investors with the result that such transferees and new investors would become Selling Shareholders. We may file one or more supplemental prospectuses pursuant to Rule 424 under the Securities Act to set forth the required information regarding any additional Selling Shareholders.

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